Aker Solutions

part of Aker

Date: 21 April 2010

DDI: +44 (0)1642 334455
Fax: +44 (0)1642 334029
e-mail: peter.perkins@akersolutions.com

CONSENT OF AUTHOR

To the Board of Directors of Eldorado Gold Corporation

I hereby consent to the incorporation by reference in this annual report on Form 40-F of March 31, 2010 for the year ended December 31, 2009 of the description of the report titled "Perama Hill Project, Thrace, Greece" dated January 28, 2010 (the "Technical Report") and of extracts from or a summary of the Technical Report and to the use of my name under this annual report as a named expert.

Dated as of this 21st day of April 2010

Peter J. Perkins, BSc (Eng), ARSM, CEng, PrEng, MIMMM, MSAIMM.

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